TOP Financial Group Limited

118 Connaught Road West

Room 1101

Hong Kong

April 4, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. David Gessert
Mr. David Lin

Re:	TOP Financial Group Limited
Post-Effective Amendment No. 2 to Registration Statement on Form F-3
Filed March 14, 2025
File No. 333-273066

Dear Mr. David Gessert and Mr. David Lin:

This letter is in response to your letter of March 26, 2025, in which you provided comments to the Post-Effective Amendment No. 2 to Registration Statement on Form F-3 of TOP Financial Group Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on March 14, 2025 (“Form F-3”). We set forth below in bold the comments in your letter relating to Form F-3 followed by our responses to the comments. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-3 (“Form F-3/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments.

Post-Effective Amendment No. 2 to Registration Statement on Form F-3

General

1.	On the prospectus cover page and page 10, in the paragraph beginning with, “Under the current practice of the Inland Revenue Department of Hong Kong...,” you disclose that, “The laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash....There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong....” Please revise your disclosures in this paragraph to disclose that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to provide the required disclosure on the cover page and page 10 of the Form F-3/A.

2.	We note your tabular disclosures in response to prior comments 6 and 7, respectively, on the prospectus cover page and page 10 regarding certain cash transfers and/or transfers of other assets between the company and its subsidiaries during the six months ended September 30, 2024 and the fiscal years ended March 31, 2024, 2023 and 2022. To the extent applicable, please revise your disclosures to disclose your intentions to settle any respective amounts owed between the company and its subsidiaries and quantify such amounts as of the latest practicable date, or advise otherwise.

Response: We note the Staff’s comment, and in response hereto, respectfully provide the Staff that we do not plan to settle the intra-company loans owed between the company and the subsidiaries. As of the date of this response, the outstanding balances totaled $22.53 million. We have revised the disclosure on the cover page and page 10 in the Form F-3/A.

Cover Page

3.	We note your revised disclosure in response to prior comment 1. Please further revise the outside front cover of the prospectus to disclose the amount of all securities offered pursuant to General Instruction I.B.5. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.5 of Form F-3.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we confirm there is no securities offered pursuant to General Instruction I.B.5. during the prior 12 calendar month as of the date of this response and we have revised the disclosure on the cover page of the Form F-3/A.

4.	We note your disclosure on the prospectus cover page and pages 7 and 13 that the Guangdong Wesley Law Firm, your counsel with respect to PRC legal matters, has advised you that you “are currently required to obtain permissions from or complete any filing with the CSRC, or required to go through cybersecurity review by the CAC.” Please supplementally confirm whether the phrase “are currently required” contains a typographical error and should read “are not currently required.” In this regard, we note your subsequent disclosures that you may be subject to repercussions if you “inadvertently conclude that certain regulatory permissions and approvals are not required.” Please revise to clarify and/or reconcile your disclosures, as appropriate.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we confirm the phrase “are currently required” contains a typographical error and should read “are not currently required.” We have revised to reconcile our disclosures on the cover page, pages 7 and 13 of the Form F-3/A.

5.	In the ninth paragraph of the prospectus cover page, please revise to include the correct page number in your Risk Factor cross reference.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to include the correct page number in our Risk Factor cross reference on the cover page of the Form F-3/A.

6.	We refer to the paragraph on the prospectus cover page beginning with, “Should the Chinese government choose to exercise significant oversight and discretion....” Please revise to address the following points:

●	You state that, “Should the Chinese government choose to exercise significant oversight and discretion over the conduct of [y]our business, they may intervene in or influence the operations.” Please revise to clearly state that the Chinese government may exercise significant oversight and discretion over the conduct of your business and may intervene in or influence your operations at any time.

●	In the second bullet of this paragraph, you state that the Chinese government’s actions “could hinder [y]our ability to continue to offer securities to investors.” Please revise to clearly state that such governmental actions could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. Refer to prior comment 4.

●	In the third bullet of this paragraph, you state that the Chinese government’s actions “may cause the value of [y]our Class A ordinary shares to significantly decline or be worthless” (emphasis added). Please revise to clarify that such actions may cause the value of your securities (not just Class A ordinary shares) to significantly decline or be worthless. Also, please make corresponding changes elsewhere on the prospectus cover page and throughout your filing, as applicable.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosures to address the points on the cover page and page 7 of the Form F-3/A.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq., of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

TOP Financial Group Limited

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer

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